Exhibit 11.1

Mar-17, 04r

Makita Corporation

Code of Ethics

I.	Introduction:

This Code of Ethics (the “Code”) has been adopted by the Board of Directors of Makita Corporation (“Makita”) and is applicable to all directors, statutory auditors, officers and employees of Makita Corporation and all of its subsidiaries, domestic or foreign (collectively referred to herein, the “Company”). The objective of the Code is to promote and ensure adherence to ethical standards as provided below. Further, the Code addresses the mechanism by which the Code is enforced and requires a request for a waiver of any provision of this Code.

The Internal Audit Division of Makita shall be responsible for the implementation and administration of this Code. Each manager is responsible for the distribution of the Code and to ensure that the employees under his or her supervision are familiar with the Code and shall cooperate in promoting the importance of adhering to this Code. The term “employees” referred to herein shall include, from time to time in the context in which it is so required, officers and, when acting on behalf of the Company, directors and statutory auditors.

II.	The Code

1.	Honest and ethical conduct; no conflict of interest
2.	Compliance with applicable laws and regulations
3.	Full, fair, timely and understandable disclosure
4.	Accountability for adhering to this Code
5.	Enforcement mechanism
6.	Approval for waiver of this Code

Explanation:
1.	Honest and ethical conduct; no conflict of interest Each director, statutory auditor, officer and employee is required to act honestly and ethically in all aspects of the Company’s activities.

The Company prohibits, as its policy, any kind of conflict of interest.
Conflict of interest refers to a state when there exists an actual or apparent conflict between the private interests of an individual and the interests of the Company. A conflict of interest may arise when a director, statutory auditor, officer or employee has committed an act or holds an interest that prevents such person from performing his or her duties objectively and effectively at the Company. A conflict of interest may also arise when a director, statutory auditor, officer or employee, or a family member thereof, obtains any unauthorized personal gains by leveraging his or her position with the Company.

Each director, statutory auditor, officer and employee is responsible for avoiding any outside activity or economic interest that may create an actual or apparent conflict of interest, and shall promptly report any conflict of interest, upon its occurrence, to the Internal Audit Department.

2.	Compliance with applicable laws and regulations
The Company engages in a wide range of business activities both in domestic and overseas markets and is required to comply with the applicable laws and regulations in each of the countries where it operates. Each director, statutory auditor, officer and employee is responsible for respecting and complying with all applicable laws and regulations. In addition, each director, statutory auditor, officer and employee is required to maintain the confidentiality of any information acquired during the course of his or her work.

3.	Full, fair, timely and understandable disclosure
As a company listed on both domestic and overseas securities exchanges, the Company has a large number of shareholders and is subject to various securities related laws and regulations. As such, the Company is responsible for providing full, fair, timely and understandable disclosures to shareholders, investors, governments, securities exchanges and the general public.
Each director, statutory auditor, officer and employee is expected to proactively fulfill this responsibility.

4.	Accountability for adhering to this Code
Each director, statutory auditor, officer and employee is personally responsible for thoroughly adhering to this Code with respect to his or her conducts and for complying with any Company regulations and applicable laws when performing his or her business activities.

The values and responsibilities embodied in this Code are very important to the Company, and are to be taken seriously by every director, statutory auditor, officer and employee. Adherence to these values and responsibilities requires not only one’s own compliance with the Code but also the promotion of its compliance among colleagues. Each director, statutory auditor, officer and employee shall promptly report his or her own violation and, when wrongdoings of a colleague come to his or her attention, shall take appropriate action such as informing internally with due consideration paid. Each director, statutory auditor, officer and employee shall fully understand that the values and responsibilities outlined in this Code are of utmost importance to the Company, and acknowledge that he or she shall be subject to disciplinary action that the Company considers appropriate for any violation of the Code.

5.	Enforcement mechanism
(1)	An employee shall communicate to the Internal Audit Division through their immediate superior or, if this is difficult under the circumstances, directly to the Internal Audit Division.
A reporting employee is encouraged to identify himself or herself, but anonymous submissions will also be accepted.
(2)	Upon receipt of information supplied by the reporting employee, the Internal Audit Division shall open a file on the matter and keep the files classified.
The Internal Audit Division shall communicate to the Board of Statutory Auditors if the information is related to accounting or auditing matters.
(3)	The Internal Audit Division shall not reveal the identity of the reporting employee and, based on the nature of the information, request the appropriate division to conduct an investigation, and consult with outside counsel, as appropriate.
(4)	The Internal Audit Division shall, as it deems necessary, make the information public and address the measures to be taken against the matter and any other measures deemed necessary to prevent future violations.
The Internal Audit Division shall inform the reporting employee of the outcome of the investigation if he or she has disclosed their identity.
(5)	The Company shall not subject the reporting employee to any discrimination as a result of the report, unless the reporting employee informed the matter knowing that it was false.

Should the reporting employee be discriminated against, the reporting employee may apply to the Internal Audit Division for relief.
The General Manager of the Internal Audit Division, upon receipt of such application for relief, will request the CFO to conduct an investigation, and, if the investigation concludes that the application has grounds, the CFO shall take adequate measures to provide relief to the reporting employee.

6.	Approval for waiver of this Code
If an employee believes that a waiver from adhering to any provision of this Code is necessary, he or she must request for a waiver in writing to the Internal Audit Division, stating the specific provision for which the waiver is requested and the reasons therefor.
Waivers from adhering to this Code may be granted to directors, statutory auditors and officers only by the approval of the board of directors of the Company, followed by a prompt disclosure to the shareholders of the waiver and the reasons therefor.

Approved by the Board of Directors March 17, 2004